Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES

EXCHANGE ACT OF 1934

Schnitzer Steel Industries, Inc. (“Schnitzer,” “we,” “our,” or “us”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock.

DESCRIPTION OF CAPITAL STOCK

The following summary of the terms of our capital stock is based upon our 2006 Restated Articles of Incorporation (the “Articles of Incorporation”) and our Restated Bylaws (the “Bylaws”). The summary is not complete, and is qualified by reference to our Articles of Incorporation and our Bylaws, which are filed as exhibits to this Annual Report on Form 10-K and are incorporated by reference herein. We encourage you to read our Articles of Incorporation, our Bylaws and the applicable provisions of the Oregon Business Corporation Act for additional information.

Authorized Shares of Capital Stock

Our authorized capital stock consists of 75,000,000 shares of Class A common stock, $1.00 par value, 25,000,000 shares of Class B common stock, $1.00 par value, and 20,000,000 shares of preferred stock, $1.00 par value. As of October 23, 2023, there were 27,312,233 shares of Class A common stock and 200,000 shares of Class B common stock issued and outstanding and no shares of preferred stock issued and outstanding. The outstanding shares of our common stock are duly authorized, validly issued, fully paid, and nonassessable.

Listing

Our Class A common stock is listed and principally traded on the NASDAQ Global Select Market under the symbol “RDUS” (“SCHN” prior to September 1, 2023).

Voting Rights

If the number of outstanding shares of Class B common stock is less than 20% of the sum of the number of outstanding shares of Class B common stock and Class A common stock, the holders of shares of Class B common stock and Class A common stock vote together as a class and are entitled to one vote per share on all matters submitted to the vote of shareholders. Our common stock does not have cumulative voting rights.

Dividend Rights

Subject to any preferential dividend rights granted to the holders of any shares of our preferred stock that may at the time be outstanding, holders of our common stock are entitled to receive dividends as may be declared from time to time by our Board of Directors in its discretion out of funds legally available for the payment of dividends.

Liquidation Rights

Subject to any preferential rights of outstanding shares of preferred stock, holders of our common stock are entitled to share pro rata, upon any liquidation or dissolution of Schnitzer, in all remaining assets legally available for distribution to shareholders.

Other Rights and Preferences

Holders of Class B common stock have the right at any time to convert each share of Class B common stock into one share of Class A common stock. Other than the Class B common stock conversion right as noted above, our common stock has no sinking fund, redemption provisions, or preemptive, conversion, or exchange rights. Holders of our common stock may act by unanimous written consent.

Classified Board of Directors

Our Board of Directors is classified into three classes of directors with staggered three-year terms.

Transfer Agent and Registrar

Equiniti is the transfer agent and registrar for our common stock.